SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         Laser Mortgage Management, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   518 06 D100
                                 (CUSIP Number)

                             Mariner Partners, L.P.
                               65 East 55th Street
                               New York, NY 10022
                                 (212) 758-6200

                                 With Copies to:

                              William Michaelcheck
                         Mariner Investment Group, Inc.
                               65 East 55th Street
                               New York, NY 10022
                                 (212) 758-6200

                                 Peter O'Rourke
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-7509

          (Name, Address and Telephone Number of Persons Authorized to
                            receive Communications)

                                November 1, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D

CUSIP No.  518 06 D100
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mariner Partners, L.P.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]   (b) [ ]
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                  OO
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [ ]
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
NUMBER OF                           7)   SOLE  VOTING POWER
SHARES                                      0
BENEFICIALLY               ----------------------------------------------------
OWNED BY                            8)   SHARED VOTING POWER
EACH REPORTING                              836, 900(1)
PERSON                     ----------------------------------------------------
                                    9)   SOLE DISPOSITIVE POWER
                                            0
                           ----------------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                            836, 900(1)
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  836, 900(1)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
                                                                      [ ]
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.62 %(2)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  CO
-------------------------------------------------------------------------------

-------------------

(1) Voting and dispositive power is exercised through its sole investment adviser Mariner Investment Group, Inc. and accordingly may be deemed to share voting and dispositive power.

(2) The percentage increased over 5% only as a result of the Issuer's repurchase of a total of 2,844,200 shares of common stock at an average price of $3.50 per share during the first three quarters of 1999.

                                  SCHEDULE 13D

CUSIP No.  518 06 D100
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mariner Investment Group, Inc.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                  OO
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [ ]
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
-------------------------------------------------------------------------------
NUMBER OF                  7)     SOLE  VOTING POWER
SHARES                                  0
BENEFICIALLY            -------------------------------------------------------
OWNED BY                   8)     SHARED VOTING POWER
EACH REPORTING                          836, 900(3)
PERSON                  -------------------------------------------------------
                           9)     SOLE DISPOSITIVE POWER
                                        0
                        -------------------------------------------------------
                          10)     SHARED DISPOSITIVE POWER
                                        836, 900(3)
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  836, 900(3)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.62 %(4)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  OO
-------------------------------------------------------------------------------

------------------

(3) Voting and dispositive power is exercised solely in its capacity as investment adviser of Mariner Partners, L.P. Accordingly, Mariner Investment Group, Inc. may be deemed to share voting and dispositive power. Mr. William Michaelcheck is 100% shareholder of Mariner Investment Group, Inc.

(4) The percentage increased over 5% only as a result of the Issuer's repurchase of a total of 2,844,200 shares of common stock at an average price of $3.50 per share during the first three quarters of 1999.

                                  Schedule 13D

Item 1.           Security and Issuer.

         This filing relates to the Common Shares, $.001 par value (the "Shares"), of Laser Mortgage Management, Inc., a company organized under the laws of Maryland (the "Issuer"). The principal executive offices of the Issuer are located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

Item 2.           Identity and Background.

         (a)-(c) This Statement on Schedule 13D (the "Statement") is filed by:

Mariner Partners, L.P.
Mariner Investment Group, Inc.

(each person listed above is a "Reporting Person" and collectively the "Reporting Persons").

     The address for Mariner Partners, L.P. is 65 East 55th Street, New York NY, 10022.

     The address for Mariner Investment Group, Inc. is 65 East 55th Street, New York NY, 10022.

         (d) and (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)             See item 6 of each cover page.

Item 3.           Source and Amount of Funds or Other Consideration.

         As of September 29, 1999 the Reporting Persons beneficially owned an aggregate of 836,900 shares of Common Stock, representing 5.62 % of the total outstanding Shares, all of which were acquired on the open market.

         The funds for acquisitions by Mariner Partners, L.P. were provided by monies invested as capital contributions by investors, partners or shareholders as the case may be.

Item 4.           Purpose of Transaction.

         The Reporting Persons' respective acquisitions of Shares were made for investment purposes.

         Additionally, Mariner Mortgage Management, LLC ("MMM") has agreed to serve as the external manager of the Issuer and be responsible for the day-to-day management of the Issuer. The management agreement between the Issuer and MMM dated November 1, 1999 (the "Management Agreement") has a one-year term, but is terminable by the Issuer without cause or penalty on 30 days notice. MMM may terminate the agreement in limited circumstances. The Management Agreement also calls for the payment of an incentive fee on the appreciation of the Issuer's stock price. Such fee will be payable in the Issuer's common stock. The Management Agreement which was an exhibit to the Issuer's Form 8-K was filed with the Securities and Exchange Commission on November 5, 1999. MMM and Mariner Investment Group, Inc, are both wholly-owned by William Michaelcheck.

Item 5.           Interest in Securities of the Issuer.

         (a)-(b)  See Items 7, 9, 11 and 13 of each cover page.

         The percentages in Item 13 of each cover page are based on 14,885,583 Shares that were outstanding as of September 30 1999.

         (c) Except as set forth on Exhibit B annexed hereto, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days. All such transactions were effected in the open market.

         (d) No person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A - Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

         Exhibit B - Schedule of Purchases and Sales within the last 60 days.

                                   SIGNATURES


After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 12, 1999

                                          MARINER PARTNERS, L.P.

                                          By:  MARINER GP LP, General Partner
                                          By:  MARINER, INC., General Partner


                                          By:___________________________________
                                          Name:  William Michaelcheck
                                          Title: President

                                          MARINER INVESTMENT GROUP, INC.

                                          By:___________________________________
                                          Name:  William Michaelcheck
                                          Title: President

                                                                      EXHIBIT A

                            Agreement of Joint Filing

         Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  November 12, 1999

                                          MARINER PARTNERS, L.P.

                                          By:  MARINER GP LP, General Partner
                                          By:  MARINER, INC., General Partner

                                          By:__________________________________
                                          Name:  William Michaelcheck
                                          Title: President


                                          MARINER INVESTMENT GROUP, INC.

                                          By:__________________________________
                                          Name:  William Michaelcheck
                                          Title: President

                                                                      EXHIBIT B

                             TRANSACTIONS IN COMMON
                    STOCK OF LASER MORTGAGE MANAGEMENT, INC.
                          DURING THE PRECEDING 60 DAYS


Shares Purchased by Mariner Partners, L.P.:

                              Number of
Date                      Shares Purchased          Total Cost
-------                   ----------------          -----------

09/27/99                        1,000                 3,507.50
09/29/99                       38,500               134,857.50